June 07, 2022

By EDGAR Submission

United States Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attn:	Melissa Gilmore
Claire Erlanger
Division of Corporate Finance
Office of Manufacturing

RE:	Steven Madden, Ltd.
Form 10-K for the Year Ended December 31, 2021
File No. 000-23702

Dear Ms. Gilmore and Ms. Erlanger,

We are writing in response to the written comments contained in the letter from the staff of the U.S. Securities and Exchange Commission (the “Staff”), dated May 23, 2022, to Zine Mazouzi, Chief Financial Officer of Steven Madden, Ltd. (the “Company”), in regards to the above referenced filing. The Staff’s comments and related responses from the Company are set forth below, with dollar values presented in thousands.

Form 10-K for the Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and the Use of Estimates, page 32

1.	We note your discussion including critical accounting estimates that are more significantly affected by judgments and estimates. Please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please revise to include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates when reasonably likely changes in assumptions, judgments and estimates would have a material effect on your financial condition or operating performance. Refer to Item 303(b)(3) of Regulation S-K.

Response:

We respectfully inform the Staff that the Company operates in the highly competitive fashion industry and distributes its products globally through department stores and other wholesale outlets as well as through its retail stores and e-commerce sites. Our products are designed to capitalize on market trends and seasonality and are complemented by core product offerings. Our accounting estimates are therefore susceptible to uncertainties such as consumer preferences and demand as well as macroeconomic and industry conditions that, in the periods presented in the Form 10-K for the Year Ended December 31, 2021, included the impacts of the COVID-19 pandemic such as temporary retail store closures, volatile consumer spending and disruption of our supply chain.

Steven Madden, LTD., 52-16 Barnett Avenue Long Island City, NY 11104 Phone: 718 446 1800

As a result of these uncertainties, management has considered its accounting policies and believes the following critical accounting estimates are the most significantly affected by judgments and assumptions used in the preparation of our consolidated financial statements: allowances for doubtful accounts; markdowns and chargeback allowances, co-op advertising and customer returns; inventory valuation; valuation of intangible assets and goodwill; and impairment of other long-lived assets. These estimates are evaluated on an ongoing basis, and we may employ outside specialists to assist in the valuation process of our intangible assets, goodwill, and other long-lived assets.

Additionally, we have reviewed our filings in connection with the Staff’s comment and the Company respectfully proposes that it will revise its disclosures regarding critical accounting policies and the use of estimates to include qualitative and quantitative discussion of the changes between periods and of the sensitivity of reported results to changes in assumptions, judgments, and estimates, as suggested by the Staff, in its next Quarterly Report on Form 10-Q (as of and for the period ended June 30, 2022). An example of such disclosures related to our critical accounting policies and the use estimates is as follows:

CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

Management believes the following critical accounting estimates are the most significantly affected by judgments and assumptions used in the preparation of our consolidated financial statements: allowances for doubtful accounts; markdowns and chargeback allowances, co-op advertising allowances, customer returns; inventory valuation; valuation of intangible assets and goodwill; and impairment of other long-lived assets. Our estimates are made based upon historical factors, current and future circumstances and market conditions, and the experience and judgment of management. Assumptions and estimates are evaluated on an ongoing basis, and we may employ outside experts to assist in the valuation process of our intangible assets, goodwill, and other long-lived assets.

Allowances for doubtful accounts. A vast majority of our customers’ receivable balances are protected under our factoring and collection agency agreement with Rosenthal & Rosenthal, Inc. (“Rosenthal”), described in Note R in the Form 10-K for the Year Ended December 31, 2021. Under this agreement, Rosenthal assumes the credit risk resulting from a customer’s financial inability to make payment of credit-approved receivables. We also use risk insurance, letters of credit and put agreements to mitigate credit risk for a significant portion of the receivables not covered under our Rosenthal agreement. The balance of receivables not covered under our Rosenthal agreement is reduced by an allowance for amounts that may be uncollectible in the future.

The estimated allowance for doubtful accounts is based on an analysis of the aging of accounts receivable, assessments of collectability based on historical trends, the financial condition of our customers and an evaluation of economic conditions. Differences in management’s estimation of the above factors could impact our results of operations and financial position. The balances of allowances for doubtful accounts are generally correlated with our revenues from wholesale customers whose receivables are not covered under our Rosenthal agreement, and actual losses have historically been within our expectations and in line with the allowances we have established. The balances and activity in the allowances for doubtful accounts are presented in Note U in the Form 10-K for the Year Ended December 31, 2021. A hypothetical 5% increase in our allowance for doubtful accounts as of December 31, 2021 would have increased our 2021 operating expenses by approximately $600.

Steven Madden, LTD., 52-16 Barnett Avenue Long Island City, NY 11104 Phone: 718 446 1800

Markdowns, chargebacks, co-op advertising, and customer returns. As described in Note B to the consolidated financial statements – Summary of Significant Accounting Policies in the Form 10-K for the Year Ended December 31, 2021, we provide variable consideration to our wholesale customers to maximize sales of our product on the retail floor, in the form of markdowns and chargeback allowances, co-op advertising allowances, and return reserves related to the current period sales.

●	Markdowns and chargeback allowances. We evaluate anticipated customer markdowns and chargeback allowances by reviewing several performance indicators for our major customers. These performance indicators, which include inventory levels on the retail floors, sell through rates to the end consumer and gross margin levels, are analyzed by management to estimate the amount of customer allowances. We also discuss product performance with our retail partners on an ongoing basis to gather more intelligence to inform our estimation process. Differences in management’s estimation of the above factors from period to period could impact our results of operations and financial position. The levels of markdown and chargeback allowances are generally correlated with our revenues to wholesale customers. A hypothetical 5% increase in the reserve balance for markdowns and chargeback allowances as of December 31, 2021 would have decreased our 2021 revenue by approximately $1,200.

●	Co-op advertising allowances. Under our co-op advertising programs, we agree to reimburse the retailer for a portion of the costs incurred by the retailer to advertise and promote some of our products. We estimate the costs of co-op advertising programs based on the terms of the agreements with our customers. Differences in management’s estimation of the co-op advertising activity at our customers and the resulting amount of the reserve for these allowances from period to period could impact our results of operations and financial position. The level of co-op advertising support is generally correlated with our revenues to wholesale customers. A hypothetical 5% increase in the reserve balance for co-op advertising allowances as of December 31, 2021 would have decreased our 2021 revenue by approximately $200.

●	Return reserve. Our Direct-to-Consumer segment accepts returns within 30 days from the date of a sale. We estimate a return reserve in the direct-to-consumer segment by establishing a return rate using historical returns data. The rate is then applied to eligible revenues recorded in the current period to calculate the reserve. We do not accept returns as a normal business practice in our wholesale segments, except for our Blondo, Dolce Vita and BB Dakota product lines. We estimate returns based on historical experience and current market conditions. In addition, our wholesale segments may, from time to time, accept returns for damaged products from our wholesale customers on which our costs are normally charged back to the responsible third-party factory. The level of returns is generally correlated with our revenues to wholesale customers. A hypothetical 5% increase in the return reserve as of December 31, 2021 would have decreased our 2021 revenue by approximately $400.

The balances and activity in the markdown and chargeback allowances (which includes co-op advertising allowances) are included in Note U in the Form 10-K for the Year Ended December 31, 2021.

Steven Madden, LTD., 52-16 Barnett Avenue Long Island City, NY 11104 Phone: 718 446 1800

Inventory valuation. Inventories are stated at the lower of cost or net realizable value, on a first-in, first-out basis. We review inventory on a regular basis for excess and slow-moving inventory. The review is based on an analysis of the age and styles of inventory on hand, historical sales of the same or similar products, and expected net realizable value through future sales. The analysis includes a review of inventory quantities on hand at period-end in relation to year-to-date sales and projections for sales in the foreseeable future as well as subsequent sales and discussions with both traditional and off-price retailers. We consider quantities on hand in excess of estimated future sales to be at risk for market impairment. The estimated net realizable value is determined based on the estimate of selling prices of inventory through off-price and discount store channels, department stores and our own direct to consumer channel. The likelihood of any material inventory write-down is dependent primarily on the expectation of future consumer demand for our products, which is influenced by consumer trends, economic and market conditions, weather patterns for seasonal goods and the impacts of the COVID-19 pandemic. A misinterpretation or misunderstanding of future consumer demand for our products due to these or any other factors could result in inventory valuation changes compared to the valuation determined to be appropriate as of the balance sheet date.

In general, our inventory obsolescence estimates have historically been within our expectations and in line with the reserves established, and although possible, significant variation is not expected in the future. A hypothetical 5% increase to inventory reserves at December 31, 2021 would have decreased our 2021 gross profit by approximately $200.

Valuation of intangible assets and goodwill. Goodwill and other intangible assets deemed to have indefinite useful lives are not amortized. These assets are tested for impairment at least annually on the first day of the third quarter, or more frequently if impairment indicators are present. Intangible assets with finite lives are amortized over their estimated useful lives and tested for impairment if indicators are present.

Our annual impairment assessment of goodwill and indefinite-lived intangible assets is generally performed using a qualitative approach to determine whether it is more likely than not that the fair value of a reporting unit or intangible asset is less than its carrying amount. Performance of the qualitative impairment assessment requires judgment in identifying and considering the significance of relevant events and circumstances including external factors such as macroeconomic and industry conditions (including the COVID-19 pandemic) and the legal and regulatory environment, as well as entity-specific factors such as actual and planned financial performance, that could impact the fair value of our reporting units and indefinite-lived intangible assets. The results of our most recent quantitative tests are also considered in performing the qualitative assessment.

If the results of the annual qualitative assessment conclude that it is not more likely than not that the fair value of a reporting unit or an indefinite-lived intangible asset exceeds its carrying value, or if interim indicators of impairment are identified, a quantitative impairment test is performed.

A quantitative impairment test involves comparing the fair value of a reporting unit or intangible asset with its carrying value. If the fair value is less than the carrying value, an impairment loss is recorded for an amount equal to the excess of the carrying value over the fair value. For goodwill, the impairment loss is limited to the amount of the respective reporting unit’s allocated goodwill. Determination of the fair value of a reporting unit or indefinite-lived intangible asset is subjective in nature and involves the use of significant estimates and assumptions including consideration of external factors such as macroeconomic and industry conditions (including the COVID-19 pandemic) and the legal and regulatory environment, as well as entity-specific factors such as actual and planned financial performance. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and the amount of any such charge. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and recent transactions. These approaches use significant estimates and assumptions, including projected future cash flows, discount rates, growth rates, and determination of appropriate market comparisons. It is possible that our conclusions regarding impairment of goodwill or other intangible assets could change in future periods if, for example, our businesses do not perform as projected or overall economic conditions in future periods vary from current assumptions.

Steven Madden, LTD., 52-16 Barnett Avenue Long Island City, NY 11104 Phone: 718 446 1800

Our annual impairment tests were performed as of July 1, 2021 using a qualitative assessment, the results of which indicated that it is more likely than not that the fair values of our reporting units and indefinite-lived intangible assets significantly exceeded their carrying values. A hypothetical 10% decrease in the fair values of our reporting units and our indefinite-lived intangible assets as of December 31, 2021 would not have resulted in any impairment charges. No goodwill or intangible asset impairment charges were recorded as a result of our annual impairment tests during any of the years presented in the Form 10-K for the Year Ended December 31, 2021.

During the fourth quarter of 2021, certain decisions were made by the Company that resulted in the change in the useful life of the BB Dakota trademark from an indefinite to a finite life. As a result, the BB Dakota trademark was assessed for impairment. The estimated fair value of this trademark was determined using an excess earnings method, incorporating the use of projected financial information and a discount rate, which was developed using market participant-based assumptions. As a result of this assessment, the BB Dakota trademark was written down from the carrying value of $9,670 to its fair value of $7,050, resulting in a pre-tax non-cash impairment charge of $2,620. This charge was recorded in impairment of intangibles in the Company’s Consolidated Statements of Income/ (Loss) and recognized in the Wholesale Accessories/Apparel segment. The fair value of $7,050 will be amortized over its remaining useful life of one year.

As a result of the COVID-19 pandemic and decline in the macroeconomic environment, during the twelve months ended December 31, 2020, the Company’s Cejon, Report, GREATS and Jocelyn trademarks (indefinite-lived intangibles) were written down from an aggregate carrying value of $57,198 to their fair values of $12,925, resulting in a pre-tax non-cash impairment charge of $44,273. These charges were recorded in impairment of intangibles in the Company’s Consolidated Statements of Income/ (Loss) and recognized in three reporting units: $27,472 related to Wholesale Accessories/Apparel, $16,345 related to Wholesale Footwear and $456 related to the Direct-to-Consumer segments, respectively. The estimated fair values of these trademarks were determined using an excess earnings method, incorporating the use of projected financial information and a discount rate, which was developed using market participant-based assumptions.

See Note H to the consolidated financial statements—Goodwill and Intangibles Assets in the Form 10-K for the Year Ended December 31, 2021 for further detail and impairment charges.

Impairment of other long-lived assets. We evaluate other long-lived assets including property and equipment and operating lease right-of-use assets for impairment periodically whenever events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets or asset groups may not be recoverable (as described in Note G – Property and Equipment and Note N – Leases in the Form 10-K for the Year Ended December 31, 2021).

In evaluating long-lived assets for recoverability, we use our best estimate of future cash flows expected to result from the use of the asset or asset group and its eventual disposition, where applicable. Estimates of future cash flows include consideration of macroeconomic trends (including the COVID-19 pandemic) such as consumer spending and entity-specific plans and strategies.

If such estimated future cash flows are less than the asset or asset group’s carrying value, an impairment loss is recognized to the extent the asset or asset group’s carrying value exceeds its fair value. Individual assets in an asset group are not written down below their individual fair value. Fair value is estimated considering external market participant assumptions and discounted cash flows, including those based on estimated market rents for operating lease right-of-use assets. It is possible that our conclusions regarding impairment of long-lived assets could change in future periods if, for example, future cash flows do not meet expectations because of unforeseen adverse future economic and market conditions that negatively impact consumer behavior or spending patterns or market rents decrease significantly.

Steven Madden, LTD., 52-16 Barnett Avenue Long Island City, NY 11104 Phone: 718 446 1800

During 2021, we recorded an impairment loss of $1,432 on long-lived assets. The carrying value of long-lived assets that had an indicator of impairment as of December 31, 2021 was less than 5% of the balance of long-lived assets at December 31, 2021. Therefore, changes to assumptions of future cash flows or market rents would not have materially impacted the impairment charge.

In 2020, due to the impact of the COVID-19 pandemic on the Company’s operations and the decline in the retail real estate market, the Company identified indicators of impairment for long-lived assets at certain retail stores. As described in Note G – Property and Equipment and Note N – Leases in the Form 10-K for the Year Ended December 31, 2021, the Company recorded an aggregate impairment charge of $36,895 related to long-lived assets at such retail stores. For the year ended December 31, 2019, the Company recorded an aggregate impairment charge of $1,883.

See Note G – Property and Equipment and Note N – Leases in the Form 10-K for the Year Ended December 31, 2021 for further detail and impairment charges.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page F-11

2.	We note your discussion and accounting policies for sales initiatives to retailers. Please tell us and disclose, to the extent material, your accounting policies for any incentives provided to direct consumers for any loyalty programs as well as providing a discussion of any gift card programs and related breakage.

Response:

In response to the Staff’s comment with respect to loyalty programs to direct consumers, the Company respectfully informs the Staff that the impact of the Company’s loyalty program is not material to its financial statements and therefore, the Company has elected not to disclose this accounting policy. The loyalty program provides customers who are enrolled in the program and make certain purchases with discounts that can be utilized on a future purchase for a specified period of time. Discounts earned under the customer loyalty program provide the customer a material right to acquire additional products at a discount and give rise to the Company having a separate performance obligation. Revenue allocated to loyalty discounts is deferred until the loyalty discounts are redeemed or expire. At December 31, 2021, the liability related to loyalty discounts was approximately $700.

In response to the Staff’s comment with respect to gift cards, the Company respectfully informs the Staff that the impact of the Company’s gift card program is not material to its financial statements and therefore, the Company has elected not to disclose this accounting policy. Gift cards are only sold and redeemable at the Company’s brick and mortar stores. When a gift card is issued to the customer, the Company records a liability for its cash value and revenue is deferred until redemption of the gift card. The Company follows the abandoned property rules of the State of Delaware, its state of incorporation, and escheats 100% of unused gift cards five years after issuance. In 2021, the total cash value of gift cards issued was approximately $300 and the total amount of sales recorded from the redemption of gift cards was approximately $200. At December 31, 2021, the Company’s gift card liability was approximately $700.

Steven Madden, LTD., 52-16 Barnett Avenue Long Island City, NY 11104 Phone: 718 446 1800

If you should have any questions about this letter, please do not hesitate to contact me at (718) 308-2763 or at ZineMazouzi@stevemadden.com.

Very truly yours,

/s/ Zine Mazouzi

Zine Mazouzi
Chief Financial Officer
Steven Madden, Ltd.

Steven Madden, LTD., 52-16 Barnett Avenue Long Island City, NY 11104 Phone: 718 446 1800